Exhibit 99.1

YAMANA GOLD ANNOUNCES FORMAL DECISION TO PROCEED WITH CERRO MORO

TORONTO, ONTARIO, February 11, 2015 – YAMANA GOLD INC. (TSX:YRI, NYSE:AUY) (“Yamana” or the “Company”) announced today that it will proceed  with the construction of Cerro Moro, its high grade, low cost gold silver project in Santa Cruz  province, Argentina.  The current plan indicates average annual production in the first three years of full production of 135,000 ounces of gold and 6.7 million ounces of silver.  Life of mine (“LOM”) estimates include annual production of 102,000 ounces of gold and 5 million ounces of silver, throughput of 1,000 tonnes per day (“tpd”), cash costs of $380 to $400 per ounce of gold and $5.35 to $5.50 for silver, and all in sustaining costs of $547 to $557 per ounce of gold and $7.60 to $7.80 per ounce of silver.  LOM production estimates consider only current mineral reserves and not the benefit of expected additions from exploration and new discoveries.

During the past year, a thorough and complete evaluation of the original feasibility study was completed and the level of engineering and confidence in the plant and mine design advanced.  After various optimization studies, it was decided to pursue a single stage plant scenario with an increased capacity of 1,000 tpd.  The single stage plant construction provides the project to less project execution, inflation and timing risk by completing the project in a shorter time frame with the same work force.  The 1,000 tpd of throughput is considered the optimal project size to maximize throughput and value. The current mine design focuses the highest grade production into the first years of the production to decease the time for project payback.

Total project capital for the life of mine is expected to be $398 million that includes $265 million in initial capital and $133 million LOM sustaining capital.  The increase in capital from the original scenario and estimate can be attributed to the increase in throughput, and reflects the current costs from  recent in-country project execution experience of comparable projects and a larger contingency given the larger scale.  The Company believes further optimizations could lead to capital cost savings all of which are being evaluated.

Project capital in 2015 is expected to be approximately $30 million, with more than half of the spending to occur late in the year when the formal groundbreaking of construction is expected.  The remaining capital will be spent in 2016 and 2017.  Production is expected to begin in the second half of 2017.

The Cerro Moro project contains a number of high grade epithermal gold and silver deposits. Total mineral reserves and resources are summarized as follows:

Mineral Reserves
	Tonnes	Gold	Silver	Contained	Contained
	000s	g/t	g/t	Gold kozs	Silver kozs
Probable	1,954	11.38	648	715	40,723

Mineral Resources
	Tonnes	Gold	Silver	Contained	Contained
	000s	g/t	g/t	Gold kozs	Silver kozs
Indicated	3,321	2.23	190	238	20,313
Inferred	4,427	1.96	101	279	14,415

Key operating highlights for the 1,000 tpd facility are summarized below.

Summary of Estimates
Throughput (tpd)	1,000
LOM Tonnes Processed (000s)	2,489
	Gold	Silver
Grade (g/t)	10.8	536
Recoveries (%)	95	93
Average Annual Production (koz)	102	5,000
LOM Production	822	40,000
LOM Cash Cost/Oz	$380 - $400	$5.35 - $5.50
LOM AISC/Oz	$547 - $557	$7.60 -$7.80
* Based on an open-pit cut-off of 3.4 g/t gold equivalent (“AuEq”) and underground cut-off of 6.2 g/t AuEq.
** AuEq assumes gold plus the equivalent of silver using  a ratio of 50:1.

MINING AND PROCESSING METHODS

Approximately 933 kilotonnes of ore at an average grade of 6.37 g/t gold and 394 g/t silver will come from small open pits on the Escondida, Gabriela, Zoe, Loma, Deborah, Carla, Patricia and Nini vein deposits.  Approximately 1,556 kilotonnes of ore at an average grade of 13.48 g/t gold and 621 g/t silver comes from underground mines on the Escondida, Zoe and Gabriela veins.  The average strip ratio for the open pit ore is approximately 23 to 1 and the assumed mining dilution for underground mining is 54%.  Underground ores will be mined with cut and fill mining methods to ensure proper dilution control and ore selectivity. With respect to the processing of the ore, the circuit is fairly typical and consists of a standard crushing, grinding and flotation circuit with a CCD and Merrill Crowe circuit included. The most significant change from the previous project configuration is that the full concentrator will now be built during the initial construction phase as compared to the two-phased approach previously considered.  Although this approach has the effect of increasing near term capital investment for Cerro Moro, the overall economics of the project has been enhanced and project execution risk diminished

PROJECT ECONOMICS

Based on the feasibility study base case assumptions, the after-tax internal rate of return for the Cerro Moro project is in the range of 23% to 26% and payback occurs within three years.  These figures are based on assumed LOM gold and silver prices of $1,265 per ounce and $17.60 per ounce respectively which the Company believes to be conservative.  The project and eventual operations at Cerro Moro are expected to provide significant benefits to Argentina and the province of Santa Cruz during construction and over the life of the mine, and form the basis for the review of the tax and royalty framework.

The Company believes that the Cerro Moro project offers significant opportunities for the conversion of resources into reserves and for further discoveries on the property.  This will serve to improve mine life and the returns for and value of this high grade project.

Qualified Person

Barry Murphy, P.Eng., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT
Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to expected gold and silver production, the timing of the commencement of production, estimated grade and recoveries, estimated capital costs, assumed metal prices and tax and royalty rates. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate”, “assume” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company’s projects  being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.